COMPANY LETTERHEAD

September 18, 2013

Via EDGAR AND EMAIL

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Actavis, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed July 30, 2013
File No. 001-13305

Dear Mr. Rosenberg:

We are writing in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter dated September 4, 2013 to Mr. R. Todd Joyce. For your convenience, the Staff’s comments precede our response.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Acquisitions and Dispositions

Product Divestitures, page 49

1.	You state that you sold your Rugby OTC pharmaceutical products and trademarks to Harvard and, as part of the transaction you also entered into a supply and license agreement. In the sale of the Rugby OTC products and trademarks, you recognized a gain of $88.7 million. Please provide us your analysis with reference to authoritative literature supporting recognition of the gain including the effect of entering into the supply and license agreement.

Our Response

The Company gave due consideration to the guidance in Accounting Standards Codification (“ASC”) 605-25, Multiple-Element Arrangements (“ASC 605-25”) when determining the appropriateness of the gain. As part of our analysis, the Company first identified the deliverables within the arrangement as follows:

Jim B. Rosenberg

September 18, 2013

1.	The asset sale of the Company’s OTC and nicotine gum products sold under the Rugby trademark and related assets (“Deliverable #1”). Under the terms of the agreement, the Company sold the Rugby trademark and all the rights to market, sell and distribute over 250 OTC products and nicotine gum products sold under the trademark. The Company has no continuing obligations with regards to the products with respect to commercialization, regulatory or sales and marketing; and

2.	Under the limited supply agreement, Actavis will manufacture and supply only the nicotine gum products subsequent to the sale (“Deliverable #2). Given the regulations under which such products are required to be manufactured, the parties negotiated a contract manufacturing agreement under which Actavis will provide manufacturing services for the nicotine gum products.

ASC 605-25, as amended by Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements – a consensus of the EITF” (“ASU 2009-13”) was applied to separate the discrete deliverables into different units of accounting, and to determine the arrangement consideration for those separate units of accounting. Upon evaluation of each of the deliverables, the Company determined that both Deliverable #1 and Deliverable #2 had standalone value and thus each was accounted for separately. The Company determined the sale of Deliverable #1 had standalone value to the buyer of these rights, as among other factors, the purchaser has the ability to resell such product rights on a standalone basis without limitation. The sale of the products included all regulatory, commercialization and manufacturing rights. Both the Company and the industry as a whole buy and sell product rights on a routine basis and therefore, objective evidence exists. The amount attributable to Deliverable #1 less the existing book value was recorded as a gain on sale of the assets.

The Company also determined that Deliverable #2 had standalone value. Manufacturing in the pharmaceutical industry is highly regulated. Consequently, third party contract manufacturing services are common and routinely entered into on a standalone basis (e.g. without the transfer of rights). Therefore, objective evidence exists as to the value of such services. The limited supply agreement relates only to the nicotine gum product and the Company will supply the product, upon firm orders from the buyer, at a price that would be paid under a standalone contract manufacturing agreement for such services. The Company evaluated the cost to manufacture and the supply price charged under the agreement (Deliverable #2) and determined that the profit margins are consistent with typical contract manufacturing arrangements. The profit margins will be recognized on a consistent basis as product is supplied to the buyer.

Based on the forgoing analysis, the Company concluded that the asset sale and supply agreements each had standalone value. Accordingly, the Company recorded a gain of $88.7 million in connection with the asset sale agreement (Deliverable #1). The revenue related to the supply agreement will be recognized as product is ordered and delivered to the customer.

Jim B. Rosenberg

September 18, 2013

Sale of Equity Interest in Moksha8 Pharmaceuticals, Inc. (“Moksha8”), page 49

2.	You state that you sold your investment in Moksha8 and simultaneously granted a license to Moksha8 for five new generic products to be developed. In the sale of the investment, you also recognized a gain of $28.8 million. Please provide us your analysis with reference to authoritative literature supporting recognition of the gain including the effect of entering into the license agreement.

Our Response

The Company gave due consideration to the guidance in ASC 605-25 when determining the appropriateness of the gain. As part of our analysis, the Company first identified the deliverables within the arrangement as follows:

1.	The stock and warrant repurchase agreement under which the Company sold its investment in Moksha8 (“Deliverable #1”);

2.	The license under which Actavis licensed to Moksha8 five branded generic products for the Brazil and Mexico markets in perpetuity (Deliverable #2). Given Actavis retains the ownership to the intellectual property outside of these two markets, the form of the agreement was a perpetual license and thus consistent with an outright sale. The buyer has acquired all the rights to these products in perpetuity for these two territories. These rights include the regulatory, commercialization and manufacturing rights in these territories. The license has no limitations and can be resold by the buyer on a standalone basis at any time. The Company does not retain any continuing performance obligations with respect to the license; and,

3.	The supply agreement under which Actavis will manufacture and supply the licensed products to Moksha8 (“Deliverable #3). Note: The products and their future sales are not expected to be significant.

ASC 605-25, as amended by ASU 2009-13 was applied to separate the discrete deliverables into different units of accounting, and to determine the arrangement consideration for those separate units of accounting. The Company determined that each of the deliverables had standalone value.

The equity interest in Moksha8 can be sold on a standalone basis. The amount attributable to Deliverable #1 less the existing book value was recorded as a gain on sale of the investment.

As noted above, Deliverable #2, although taking the form of a license, was equivalent to an outright sale because all of the product rights were transferred in perpetuity. Given the regulatory requirements of pharmaceutical products, each product must be separately registered and approved in every individual country. Actavis retains the rights to these products in all of the other territories outside of Brazil and Mexico. In the pharmaceutical industry, it is common for product rights in individual territories to be sold separately. Accordingly, it was determined that Deliverable #2 has standalone value. The consideration for Deliverable #2 included certain milestones and future sales based royalties. Milestone payments to be received are insignificant.

Jim B. Rosenberg

September 18, 2013

Sales royalties received will be recognized when collectability is reasonably assured and revenue can be reasonably measured. Therefore, for Deliverable #1 and Deliverable #2, the upfront consideration excluding the insignificant milestones and sales based royalties, less the applicable carrying value, was recognized as a gain because there were no continuing obligations or contingencies.

The Company also evaluated Deliverable #3, the supply agreement, and determined it also had standalone value. In the pharmaceutical industry, given regulatory requirements relating to the manufacturing of pharmaceutical products and the required validation of manufacturing facilities and equipment, third party contract manufacturing services are common. Consequently, contract manufacturing arrangements are routinely entered into on a standalone basis (e.g. without the transfer of rights). Therefore, objective evidence exists as to the value of such services. The Company will supply the product upon firm orders from the buyer at a price that would be paid under a standalone contract manufacturing agreement for such services. The Company evaluated the cost to manufacture and the supply price charged under the agreement (Deliverable #3) and determined that the profit margins are consistent with typical contract manufacturing arrangements. The profit margins will be recognized on a consistent basis as product is supplied to the buyer.

Based on the forgoing analysis, the Company concluded that the sale of the investment and license (product rights) and supply agreements each had standalone value. Accordingly, the Company recorded a gain of $28.8 million in connection with the sale of the investment and product rights. Royalty income will be recognized when earned and revenue under the supply agreement will be recognized as product is delivered.

Biosimilars Collaboration with Amgen, page 50

3.	Please explain to us why the contribution of up to $400.0 million in co-development costs related to this agreement is not included in your contractual obligations table.

Our Response:

The remaining co-development costs as of December 31, 2012 related to the biosimilars collaboration with Amgen were included within the milestone obligations in the contractual obligations table on page 66 of the Form 10-K for the year ended December 31, 2012.

In future periods, the Company will add the following to the explanation of milestone obligations in the Long Term Obligations disclosure. New language is indicated in underline.

(5)

We have future potential milestone payments and co-development expenses payable to third parties as part of our licensing, development and co-development programs. Payments under these agreements generally become due and payable upon the satisfaction or achievement of certain developmental, regulatory or commercial milestones or as development expenses are incurred on defined projects. Amounts represent contractual payment obligations due as actual expenditures are incurred by our partners or upon the achievement of developmental, regulatory or commercial milestones

Jim B. Rosenberg

September 18, 2013

based on anticipated approval dates assuming all milestone approval events are met, the most significant of which are future potential co-development costs under the collaboration agreement with Amgen Inc. to develop and commercialize, on a worldwide basis, several oncology biosimilar products. At June 30, 2013, Actavis’ maximum potential remaining co-development obligation under the biosimilars collaboration arrangement with Amgen Inc. was $342.5 million. Milestone payment obligations are uncertain, including the prediction of timing and the occurrence of events triggering a future obligation and are not reflected as liabilities in our consolidated balance sheet. Amounts in the table above do not include royalty obligations on future sales of product as the timing and amount of future sales levels and costs to produce products subject to milestone obligations is not reasonably estimable.

4.	Regarding your global licensing agreement with Synthon, please provide us proposed disclosure to be provided in future periodic reports that quantifies the initial and milestones payments Synthon is entitled to under the agreement.

Our Response:

The Synthon agreement was assigned to Amgen and the licensed product was contributed to the Company’s biosimilars collaboration agreement with Amgen Inc. As a result, the Company was fully released of its contractual obligation under the Synthon agreement. As indicated in the above response, in future periods the Company will disclose the co-development obligation under the biosimilars arrangement with Amgen Inc. in the notes to the contractual obligation table. In addition, in future periods the Company will add the following to explain the assignment of the Synthon agreement to Amgen Inc. New language is indicated in underline.

On July 13, 2012, the Company entered into a global license agreement with Synthon, obtaining an exclusive license to its trastuzumab molecule, which is being developed as a biosimilar to Herceptin®. The Company subsequently assigned the agreement to Amgen, and contributed the product to the Company’s biosimilars collaboration with Amgen. Under the terms of the Synthon agreement, Amgen and the Company will assume all responsibility for worldwide development and commercialization of biosimilar trastuzumab, including Phase III clinical trials and global manufacturing. The agreement entitles Synthon to an initial payment and the opportunity to receive a milestone payment and royalties on net sales. Synthon will also receive compensation for transitional support activities provided under the agreement.

Jim B. Rosenberg

September 18, 2013

Year Ended December 31, 2012 Compared to 2011

Actavis Pharma Segment

Net Revenues, page 52

5.	Please provide us proposed disclosure to be provided in future periodic reports that separately and specifically quantifies each significant product that factored into the increase in net revenues as your disclosure “as a result of the Actavis Group, Ascent and Specifar acquisitions…” appears to be vague.

Our Response:

The Company gave due consideration in the creation of the narrative presented, and respectfully submits that its disclosure on page 52 appropriately states that the increase in the Company’s net revenues during 2012 were “…primarily due to higher net revenues as a result of the Actavis Group, Ascent and Specifar acquisitions in October 2012, January 2012 and May 2011, respectively ($637.9 million), increased unit sales of authorized generic versions of Concerta® (methylphenidate ER) and Lipitor ® (atorvastatin) ($280.2 million), which we launched in May 2011 and November 2011, respectively and increased U.S. unit sales related to new products including enoxaparin, progesterone capsules, levalbuteral, vancomycin hydrochloride, metformin hydrochloride extended-release, morphine sulfate extended-release and trospium choride ($247.2 million)…” The Company will add the following enhancements in future periods to explain the impact of acquisitions:

The Company completed three acquisitions within the relevant periods that contributed to the year-over-year net revenue increase. During 2012, Actavis contributed two months of sales compared to no sales in the prior period ($437.4 million), Specifar contributed twelve months of sales in 2012 compared to seven months in 2011 ($47.2 million) and Ascent contributed twelve months of sales in 2012 compared to no sales in 2011 ($153.3 million). We believe this disclosure makes clear that acquisitions and new products were the primary drivers of the higher segment revenue in 2012.

The Company markets approximately 250 generic pharmaceutical product families and over 40 brand pharmaceutical products in the United States (“U.S.”) and a significant number of product families internationally through our Actavis Pharma and Actavis Specialty Brands segments, respectively, and distributes approximately 11,450 stock keeping units (“SKUs”) through our Anda Distribution segment. The Company operates in more than 60 countries, with leading generic market positions in more than 33 markets including the U.S., Canada, United Kingdom, France, Greece, Australia, Nordics and Russia, each with different types or classes of customers, regulatory frameworks and market dynamics. Further, in the generic pharmaceuticals industry products are not typically marketed individually to customers. Instead, products are sold to drug wholesalers, retailers and distributors, including national retail drug and food store chains, hospitals, clinics, mail order, government agencies and managed healthcare providers such as health maintenance organizations and other institutions on a portfolio basis. As a result, individual products usually do not account for significant revenue changes. However, in certain cases, mainly when the Company has a first-to-file or market exclusivity on a specific product,

Jim B. Rosenberg

September 18, 2013

such products may materially impact results over a short period of time. The Company has historically and will continue to describe such situations as it has done for methylphenidate ER and atorvastatin.

Excluding methylphenidate ER and atorvastatin, no single product accounted for more than 10.0% of the Actavis Pharma segment’s increase in net sales for the year ended December 31, 2012 compared to the year ended December 31, 2011, and other than the seven new products addressed above, no product individually accounted for more than one percent of the Actavis Pharma segment’s increase in net sales for the year ended December 31, 2012 compared to the year ended December 31, 2011.

In future periods, the Company will continue to disclose separately any significant product that factored into the increase in net revenues. In addition, the Company will disclose any individual country or region that materially factors into an understanding of the Company’s business.

Other Income (expense)

Gain on Sale of Divested Products, page 57

6.	Please provide disclosure to be provided in future periodic reports that identifies the assets you were required to divest as a result of the Actavis Group acquisition and have sold for a gain of $24.0 million.

Our Response:

In connection with the Actavis Group acquisition, the Company divested a total of 22 generic pharmaceutical products owned by either the Company (“Legacy Watson”) or Actavis Group. The divested products consisted of both commercial and development stage products in a number of therapeutic categories where the two companies owned overlapping products. Legacy Watson’s net sales of divested products were $12.1 million and $7.3 million for the six and twelve months ended June 30, 2012 and December 31, 2011, respectively. Actavis Group’s net sales of divested products were $44.2 million and $90.2 million for the six and twelve months ended June 30, 2012 and December 31, 2011, respectively. For the six and twelve months ended June 30, 2012 and December 31, 2011, no one product accounted for more than one percent of the Company’s consolidated net revenues.

In future periods, the Company will add the following to the explanation of the Gain on Sale of Divested Products. New language is indicated in underline.

In order to obtain regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Actavis Group acquisition, Actavis was required to divest certain assets. On October 31, 2012, a total of 22 generic pharmaceutical products owned by either Actavis Group or Watson Pharmaceuticals, Inc. were sold to Par Pharmaceuticals Companies, Inc. and Sandoz, Inc., which resulted in a gain of $24.0 million in the fourth quarter of 2012. The divested products consisted of both commercial and development stage products in a number of therapeutic categories where the two companies owned overlapping products. Legacy Watson’s net sales of divested products were $12.1 million and $7.3 million for the six and twelve months ended June 30, 2012 and December 31, 2011, respectively. Actavis Group’s

Jim B. Rosenberg

September 18, 2013

net sales of divested products were $44.2 million and $90.2 million for the six and twelve months ended June 30, 2012 and December 31, 2011, respectively. For the six and twelve months ended June 30, 2012 and December 31, 2011, no one product accounted for more than one percent of the Company’s consolidated net revenues.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-13

7.	Please provide us proposed revised disclosure to be provided in future periodic reports to disclose your accounting policy for multiple deliverable revenue arrangements. Refer to ASC 605-25-50.

Our Response:

In future periods, the Company will add the following new disclosure about its accounting policy for multiple deliverable revenue arrangements.

The Company identifies each discrete deliverable included in a multiple element arrangement and identifies which of those deliverables have standalone value to the customer under ASC 605-25 and ASU 2009-13. The Company allocates arrangement consideration to the deliverables based on the appropriate selling price using the hierarchy outlined in ASC 605-25, as amended by ASU 2009-12. The selling price used for each deliverable is based on vendor–specific objective evidence (“VSOE”) if available, third–party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE is available. BESP is determined in a manner consistent with that used to establish the price to sell the deliverable on a standalone basis. Revenue is recognized for each unit of accounting based on the relevant authoritative literature for that deliverable.

8.	Please provide us proposed revised disclosure to be provided in future periodic reports that expands your accounting policy related to milestones, specifically a determination of whether each milestone is considered substantive and the factors you consider in determining whether a milestone is substantive in order to recognize the milestone in its entirety in the period achieved.

Our Response:

In future periods, the Company will expand its accounting policy disclosure related to milestones as follows. New language is indicated in underline.

“… In certain circumstances, it may be appropriate to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. In order to recognize milestone consideration as revenue in the period in which the milestone is achieved, there needs to be “substantive” certainty that the milestone will be

Jim B. Rosenberg

September 18, 2013

achieved, relate solely to past performance and the consideration needs to be commensurate with the Company’s performance. Factors the Company considers in determining whether a milestone is substantive at the inception of an arrangement include: whether substantive effort will be required to achieve the milestone; what labor, skill, other costs will be incurred to achieve the milestone; how certain the achievement of the milestone is; whether a reasonable amount of time will elapse between any upfront payment and the first milestone as well as between each successive milestone; and, whether the milestone is nonrefundable or contain clawback provisions. Royalty and commission revenue is recognized in accordance with the terms of their respective contractual agreements when collectability is reasonably assured and revenue can be reasonably measured.”

Should the Company have future arrangements that contain material milestone payments, the Company will comply with the disclosure provisions of ASC 605-28-50-2. At the present time the Company does not have any significant arrangement with material future milestone payments.

Note 5 – Acquisitions and Divestures

Acquisition of Actavis Group, page F-22

9.	Please provide disclosure to be provided in future periodic reports that specifically identifies each significant intangible asset and IPR&D project acquired and the related fair value of each asset.

Our Response:

The intangible assets acquired in the Actavis Group acquisition included a portfolio of product rights and IPR&D projects as well as trademarks, customer relationships and technology rights. As compared to branded pharmaceutical companies where specific products rights are valued, in the generic industry, the highest and best use of the product is usually a portfolio of products in an individual region. If certain products have unique characteristics or pattern of benefits, such as products with first-to-file status or short-term market exclusivity, such products may be valued separately given their standalone individual value and shorter useful life. Under ASC 820, a unit of account may be grouped with other units of account to achieve the highest and best use from the perspective of market participants. Consistent with this concept, the product rights and IPR&D assets are valued as a portfolio.

In future periods, given the number of products acquired and unit of accounts created, the Company will disclose the following summarized amounts recognized and the weighted average useful lives of intangible assets for each of the following categories, which provides the investor with summary information to evaluate such assets acquired:

Jim B. Rosenberg

September 18, 2013

	Amounts Recognized as of Acquisition Date	Weighted Average Useful Lives (Years)
Commercially marketed products (“CMP”):
Top 6 Global CMP	$570.3	6.5
Americas	557.6	7.0
Europe (including Third Party)	375.3	7.9
MEAAP	181.5	7.6

Total CMP	1,684.7	7.1

In-process research and development (“IPR&D”):
Americas	247.0	7.4
Europe (including Third Party)	25.9	7.0

Total IPR&D	272.9	7.3

Other finite lived intangible assets:	583.3	21.5

Total identifiable intangible assets	$2,540.9	10.5

Note 14 – Segments, page F-47

10.	Refer to your disclosure of products sales by geographic area. Your category of international sales appears overly broad. Please provide us proposed disclosure in future periodic reports that groups product sales by individual foreign countries or reasonable groupings of countries based on the guidance in ASC 280-10-50-41.

Our Response:

The relevant guidance in ASC 280-10-50-41 states:

A public entity shall report the following geographic information unless it is impracticable to do so:

a.	Revenue from external customers attributed to the public entity’s country of domicile and attributed to all foreign countries in total from which the public entity derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. A public entity shall disclose the basis for attributing revenues from external customers to individual countries.

We have disclosed revenue from external customers attributable to our country of domicile, the United States (U.S.) and attributable to all foreign countries in total. The Company has revenue from more than sixty (60) countries outside the U.S. The country with the largest amount of revenue outside the U.S. was less than 3% of the total revenue, which is not considered material. In future periods, the Company will enhance its disclosure by presenting separately net product sales by region, and the Company will disclose separately information required by ASC 280-10-50-41 should any individual country become material to an understanding of the

Jim B. Rosenberg

September 18, 2013

Company’s business. In addition to the disclosure previously provided, the Company will include incremental disclosure to be included in future Form 10-K filings as follows:

The Company’s net product sales are represented by the sale of products in the following geographic areas for the years ended December 31 (in millions):

	2012	2011
Americas	$4,867.3	$4,089.9
Europe	677.7	288.8
MEAAP	238.2	82.6

	$5,783.2	$4,461.3

Form 10-Q for the quarterly period ended June 30, 2013

Notes to Condensed Consolidated Financial Statements

Note 1 – General

Business Developments, page 6

11.	Please provide us a summary of your analyses with reference to authoritative literature that supports your conclusions that your agreement to acquire the worldwide rights to Valeant’s metronidazole and the exclusive license agreement with Medicines360 should be accounted for using the acquisition method of accounting.

Our Response:

The Company gave due consideration to the guidance in Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805-10” and “ASC 805-50”) when determining the appropriate accounting for the transaction. ASC 805 defines a business as an integrated set of activities that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. However, ASC 805 also indicates that not all of the inputs and associated processes used by the seller need to be transferred to be considered a business if a market participant is capable of managing the acquired group to provide a return. The Company assessed the elements in the acquired assets and determined that the following elements were acquired that supported the classification of a business:

Jim B. Rosenberg

September 18, 2013

Valeant’s Metronidazole Agreement:

a.	Inputs—FDA approved product, related intangible assets, such as know-how and trademarks (i.e., metronidazole 1.3% vaginal gel product NDA and acquired product rights, and regulatory documentation and supporting original documents);

b.	Process—supply and manufacturing agreement. Specifically, manufacturing technology and know-how to manufacture the products and supply the finished goods for sale to third parties;

c.	Output – An FDA approved product, the inputs and processes acquired have the ability to create outputs (i.e., product sales / revenue).

Medicines360 Agreement:

a.	Inputs – late-stage development products, related intangible assets, such as know-how and trademarks, with high probability of success (i.e., U.S. and Canadian rights to Levosert). Our analysis considered that Levosert has already been approved in countries outside of the U.S. and Canada and is currently being marketed in those territories;

b.	Process – R&D: Medicines360 will provide certain R&D services through FDA approval and potentially beyond. Manufacturing: - Through its Uteron acquisition, the Company currently manufactures Levosert for sale in countries outside the U.S. and Canada. Since the Company already has the manufacturing capabilities to manufacture the product for commercial sale, this was not considered a missing element for the Company to be in a position to create outputs. Moreover, we believe that a market participant would be able to identify a contract manufacturer or have the supply contract assigned them in order to have the ability to commercialize the product and create outputs;

c.	Output – The Company assessed the capability of the acquired group to produce outputs and, based on the above analyses, concluded that a market participant would be capable of combining the inputs and processes acquired to produce outputs. Furthermore, we concluded that any missing elements would not prevent a market participant (i.e., another pharmaceutical company) from integrating the aforementioned acquired group with its own inputs and processes to produce outputs. That is, a market participant would be capable of managing the acquired group to provide a return to investors.

As a result of the inputs, processes and outputs described above, the Company concluded that such acquisitions met the definition of a business under ASC 805 and consequently, the acquisition method of accounting was utilized.

Note 5 – Goodwill and Intangible Assets, page 16

12.

You disclose that you have completed step one of the impairment analysis and concluded the fair value of the Actavis Pharma – Europe reporting unit was below its carrying value including goodwill. Also you disclose that step two of the impairment was initiated but, due to the time necessary to complete the analysis, has not been completed. The Company recorded, on a preliminary basis, an estimate of the impairment to be $647.5 million, representing primarily all the goodwill allocated to this reporting unit. Notwithstanding managements’ ongoing review and the options for addressing the overall profitability of your Western Europe operations that may

Jim B. Rosenberg

September 18, 2013

include restructuring, refocusing of activities, as well as potential divestures, please provide us with a summary of your analysis that supports your preliminary conclusion that primarily all of the goodwill related to this reporting unit was impaired and why you believe that your financial statements comply with GAAP if step two had not been completed. Also please provide us proposed disclosure to be included in future periodic reports explaining why the integration of your legacy Arrow Group with the newly acquired Actavis Group in Europe caused the fair value of the reporting unit to be below its carrying value including goodwill.

Our Response:

During the second quarter of 2013, after completing step one of the goodwill impairment analysis, the Company reached a preliminary conclusion that all of the goodwill related to the Actavis Pharma – Europe reporting unit was impaired based on the fact that the carrying amount of the reporting unit’s net assets exceeded the fair value of the reporting unit by an amount greater than all of the goodwill allocated to the reporting unit.

In its decision to record a preliminary impairment of all the goodwill allocated to the reporting unit, the Company also considered that the reporting unit carrying amount used in Step 1 of the test does not reflect the value of any unrecognized assets, such as the Company’s significant amount of internally generated intangibles and the significant value in inventory given the historical margins. Therefore, measuring the fair value of the reporting unit’s assets and liabilities (both recognized and unrecognized) as part of step two of the goodwill impairment analysis was expected to result in a step-up in the carrying value of the reporting unit’s tangible assets, including property, plant and equipment, inventory and intangible assets. Such step-up was expected to further increase the carrying amount of the reporting unit’s net assets and thus will increase the amount of the reporting unit’s net assets that exceeded the fair value of the reporting unit. Therefore, it is not expected, after performing step 2 that any of the goodwill will remain.

As permitted in accordance with ASC 350-20-35-18, the Company recorded, on a preliminary basis, an impairment of $647.5 million, representing all the goodwill allocated to the reporting unit. ASC 350 acknowledges the significant effort required in determining the implied fair value of the reporting units goodwill in step two and that there may be situations in which an entity is unable to complete this process before issuing its financial statements. The relevant guidance in ASC 350-20-35-18 specifically states:

If the second step of the goodwill impairment test is not complete before the financial statements are issued or are available to be issued and a goodwill impairment loss is probable and can be reasonably estimated, the best estimate of that loss shall be recognized in those financial statements.

Therefore, the Company recorded the best estimate of the loss since it determined that such loss was probable and estimable. The Company believes this is in accordance with the provisions of ASC 350 and has disclosed the fact that such amounts were preliminary.

Jim B. Rosenberg

September 18, 2013

The Company will expand the following disclosure in future filings, including the third quarter Form 10-Q when it expects to finalize step two. New language is indicated in underline.

“During the 2013 integration of the Actavis Group with the Legacy Watson business, the Company reorganized its organizational structure and management performance reporting. Consequently, the reporting units within the Actavis Pharma operating segment were organized as follows: Americas; Europe; MEAAP; and, Third-Party Business. These reporting units combine the legacy Watson and Actavis Group businesses. Previously, goodwill for the legacy Watson’s Global Generics operating segment was tested as one unit. The combination of the legacy Watson and the Actavis Group business and net assets in the European reporting unit, combined with other market factors, lead to the impairment of the goodwill associated with this reporting unit.”

* * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the foregoing, please call Todd Joyce at (862) 261-7000.

Sincerely,
/s/ R. Todd Joyce

R. Todd Joyce Chief Financial Officer—Global